UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

This Form 1-SA is to provide an	X	Semi-Annual Report OR	Special Financial Report for the
semi-annual period ended	06/30/2018

Exact name of issuer as specified in the issuer’s charter:	Generation Income Properties, Inc.

Jurisdiction of incorporation/organization:	Maryland

I.R.S. Employer Identification Number:	47-4427295

Address of Principal Executive Offices:	401 East Jackson Street, Suite 3300, Tampa, Florida 33602

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-SA, unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box    X    and leave the rest of Part I blank.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PERSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

with copies to:

Dan Mirman, Esq.

Everett & Everett, PLLC

157 Columbus Avenue, 4th Floor

New York, NY 10023

Telephone: (212) 300-6104

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. You should not rely on these forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report and should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in our offering circular and the amendments and supplements thereto. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties and when considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. You should review the “Risk Factors” section of the offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Overview

Generation Income Properties, Inc. (“Company”, “we”, “our”, and “us”) is an internally managed company with the objective to acquire and own, directly or jointly, real estate investments focused on retail, office and industrial net lease properties located primarily in major United States cities.  We intend to invest primarily in freestanding, single-tenant commercial retail, office, and industrial properties net leased to investment grade tenants.  We may also pursue, in an opportunistic manner, other real estate-related investments, including but not limited to indirect investments in real property, through joint ventures. We were incorporated as a Maryland corporation on June 6, 2015.

On July 1, 2018, we closed our common stock offering pursuant to a qualified Form 1-A offering statement under Regulation A (“Offering”). As of June 30, 2018, the Company had raised $4,198,835 in capital through the sale of 839,767 of our shares of common stock and had 1,839,767 shares outstanding. We intend to use the net proceeds of the Offering to acquire real estate assets through Generation Income Properties, L.P., our operating partnership, and otherwise fund our operations.

We intend to elect to be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”) beginning with our taxable year ending December 31, 2018, or as otherwise determined by our board of directors, in the event that this is later than 2018. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Our long-term goal is to maintain a lower-leveraged capital structure and lower outstanding principal amount of our consolidated indebtedness.  However, we anticipate in the early stages of our business, the debt financing amount generally could be up to approximately 75% of the acquisition price of a particular asset, however, we are not restricted in the amount of leverage we may use to finance an asset. Particular assets may be more highly leveraged. Over time, we intend to reduce our debt positions through financing our long-term growth with equity issuances and some debt financing having staggered maturities. Our debt may include mortgage debt secured by our properties and unsecured debt.

Results of Operations

As of June 30, 2018 we held two assets. We closed on our second asset on April 4, 2018, a 2,200 stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida for $3.5 million with a corporate Starbucks Coffee as the tenant.

Our first asset was acquired on June 29, 2017.  The asset is a 3,000 square foot, single tenant retail condo location. The tenant is 7-Eleven and the property is located at 3707-3711 14th Street, NW, in the center of Washington, D.C. We paid $2.5 million plus fees, costs and other expenses.

Revenue

During the six-month period ended June 30, 2018, total revenues from operations were $120,000 for the two properties we purchased, versus zero revenue for the six month period ended June 30, 2017.

Expenses

During the six-month period ended June 30, 2018 and 2017, we incurred general, administrative and organizational expenses of $110,000 and $41,000, respectively, which includes management costs, professional fees, marketing expenses and other costs associated with running our business.

During the six-month period ended June 30, 2018 and 2017, we incurred depreciation and amortization expense of $61,000 and $1,000, respectively.

During the six-month period ended June 30, 2018 and 2017, we incurred interest expense related to the amortization of line of credit costs and interest on debt related to the purchase of property of $49,000 and $0, respectively.

Net Loss

During the six-month period ended June 30, 2018 and 2017, we generated a net loss of $99,000 and $42,000, respectively. The net loss was higher this year than the prior year primarily due to the increased costs associated with acquiring properties and costs associated with growing our business as a public company.

Liquidity and Capital Resources

General

We are currently dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily invest in and manage a diversified portfolio of commercial net lease real estate investments and conduct our operations from the proceeds of our Offering, debt financing and from any undistributed funds from our operations.

Access to the capital markets is an important factor for our continued success and our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with debt financing and debt repayments for our properties; (iv) recurring capital expenditures; and (v) corporate and administrative costs.

As of June 30, 2018, we had $1.2 million of cash on hand and in our corporate bank accounts primarily from the proceeds of capital raised by the Company in its Offering. We had total current liabilities as of June 30, 2018 (excluding the current portion of the acquired lease intangible liability) of $156,000, which consists of accounts payable, accrued expenses and money owed to our President and related party for expenses he incurred on behalf of the Company, compared to current liabilities of $141,000 as of December 31, 2017.

We anticipate that proceeds from our Offering combined with the revenue generated from investment properties and proceeds from future debt instruments will provide sufficient liquidity to meet future funding commitments as of June 30, 2018 as well as our operational costs. If we are unable to raise more funds than what we currently have, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our internal liquidity will be funded primarily by rental income from our real properties and cash received from our past offering, future equity offerings and future borrowings.

As of June 30, 2018, there is no availability on the existing $5 million revolving line of credit the Company received in June 2017 from a commercial bank. The line is personally guaranteed by our president David Sobelman and matures in June 2019. The line is secured by the real property being purchased, and advances are limited to the lesser of 40% of the cost or 40% of the appraised value of any real property being purchased. The line bears interest at the 30-day LIBOR Rate plus 3.75%, and includes various financial and non-financial covenants.

On April 4, 2018, we acquired a 2,200 stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida for $3.5 million plus closing costs with Starbucks as the tenant. We financed this property with a $3.7 million loan that is due April 4, 2020 and bears interest based on the one month London Interbank Offered Rate as published in the Money Rates section of the Wall Street Journal plus 225 basis points with principal payments based on an amortization calculation of 20 years. This resulted in the release from escrow of a $200,000 deposit and generated approximately $324,000 of additional liquidity to the Company.

In February 2018, we signed a preliminary financing arrangement with affiliates of Oak Street Real Estate Capital, LLC (“Oak Street”) a $1.25 billion private equity fund. Oak Street agreed to provide up to $15 million of preferred equity capital through a, to be formed, joint venture with our Operating Partnership. As of June 30, 2018, the Company had not utilized any of the preferred capital.

For the six months ended June 30, 2018, we generated cash from operating activities of $48,000 compared to cash used of $38,000 for the six months ended June 30, 2017 as the result of two income producing properties in the current year.

For the six months ended June 30, 2018, we used cash from investing activities of $3.3 million as compared to $2.6 million for the six months ended June 30, 2017. The increase is the result of purchasing an additional property in the first six months of 2018.

For the six months ended June 30, 2018, we generated cash from financing activities of $3.3 million as compared to $2.4 million for the six months ended June 30, 2017. The increase is the result of $0.6 million of proceeds from the sale of stock and $3.7 million of debt used to purchase property in 2018 as compared to $2.5 of proceeds from the sale of stock in 2017.

Item 2.   Other Information

None.

Item 3.   Financial Statements

GENERATION INCOME PROPERTIES, INC.

Generation Income Properties, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS

Investment in real estate
Property	$5,848,656	$2,432,570
Tenant improvements	246,765	146,765
Acquired lease intangible assets	121,017	121,017
Less accumulated depreciation and amortization	(107,244)	(45,654)
Total investments	6,109,194	2,654,698
Cash and cash equivalents	1,189,615	482,879
Accounts receivable	5,000	561
Deferred rent and prepaid expenses	11,879	—
Escrow deposit	—	200,000
TOTAL ASSETS	$7,315,688	$3,338,138

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$101,006	$3,768
Accrued expenses	12,938	50,000
Due to stockholder and related party	42,147	87,097
Acquired lease intangible liability, net	109,468	116,530
Long-term debt	3,699,824	87,097
Financing costs	(84,367)	(21,489)
Total liabilities	3,881,016	235,906

Stockholders’ Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 1,839,767 shares issued and outstanding at June 30, 2018 and 1,710,807 at December 31, 2017	18,398	17,108
Additional paid-in capital	3,968,536	3,466,927
Accumulated deficit	(552,262)	(381,803)
Total stockholders’ equity	3,434,672	3,102,232
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$7,315,688	$3,338,138

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (unaudited)

	Six Months Ended June 30,
	2018	2017
REVENUE
Rental revenue	$120,496	$—

EXPENSES
Interest expense, net	61,590	—
Depreciation and amortization expense	48,687	703
General, administrative and organizational expense	109,596	41,189
Total expenses	219,873	41,892

NET LOSS	$(99,377)	$(41,892)

TOTAL WEIGHTED AVERAGE SHARES OF COMMON SHARES OUTSTANDING	1,785,517	1,100,636

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER	$(0.06)	$(0.03)

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc.

Condensed Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2018 (unaudited)

	Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance, December 31, 2017 (audited)	1,710,807	$17,108	$3,466,927	$(381,803)	$3,102,232

Common stock issued for cash	128,960	1,290	501,609	—	502,899

Dividends paid	—	—	—	(71,082)	(71,082)

Net loss	—	—	—	(99,377)	(99,377)

Balance, June 30, 2018	1,839,767	$18,398	$3,968,536	$(552,262)	$3,434,672

The accompanying notes are an integral part of these financial statements.

Generation Income Properties, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (unaudited)

	Six Months ended June 30,
	2018	2017
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(99,377)	$(41,892)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation expense	54,676	—
Amortization of financing costs	11,763	—
Amortization of acquired lease intangible assets	6,915	703
Amortization of below market leases	(7,062)	—
Changes in operating assets and liabilities
Accounts receivable	(4,439)	—
Other assets	(11,879)	—
Accounts payable	97,240	3,149
Net cash provided by or (used in) operating activities	47,837	(38,040)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	(3,516,086)	(2,574,833)
Pre-acquisition costs for purchase of properties	—	—
Escrow deposits for purchase of properties	200,000	(10,000)
Net cash used in investing activities	(3,316,086)	(2,584,833)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of stock	644,800	2,470,535
Stock issuance costs	(178,963)	(40,000)
Repayments of related party payable	(44,953)	—
Dividends paid	(71,082)	—
Debt incurred for real estate purchases	3,700,000	—
Debt payments	(176)	—
Deferred financing costs	(74,641)	(24,202)
Net cash provided by financing activities	3,974,985	2,406,333

NET INCREASE (DECREASE) IN CASH	706,736	(216,540)
CASH - BEGINNING OF YEAR	482,879	692,582
CASH - END OF PERIOD	$1,189,615	$476,042

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING TRANSACTIONS
Stock issuance costs on account	83,333	—

The accompanying notes are an integral part of these financial statements.

GENERATION INCOME PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

The Company formed a subsidiary, Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the sole general partner of the Operating Partnership.

On June 29, 2017, the Company, through GIPDC 3707 14th ST, LLC, a wholly owned subsidiary of the Operating Partnership, purchased its first net lease asset occupied by a corporate owned 7-Eleven (S&P: AA) tenant for $2,480,000 in cash plus closing costs. The property is located in the center of Washington D.C.; approximately 3 miles north of the White House. It is on the ground floor of a new construction residential condominium building completed in 2016.

On April 4, 2018, the Company, through GIPFL 1300 S Dale Mabry, LLC, a wholly owned subsidiary of our Operating Partnership, acquired our second asset, a 2,200 stand-alone property located at 1300 South Dale Mabry Highway in Tampa, Florida for $3.5 million with a corporate Starbucks Coffee as the tenant.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership. There were no significant inter-company balances as of June 30, 2018.

Reclassification

The Company reclassified certain expenses that were originally reported during the first six months of June 30, 2017 as legal expenses to reflect the change in accounting treatment of those items for the year ended December 31, 2017 as either a stock offering cost or debt issuance cost.  The following items were reclassified from expense to the balance sheet for the first six months of June 30, 2017:

Original Classification	Re-classification	Six Months June 30, 2017
Legal expenses	Stock offering costs	$40,000
Legal expenses	Financing costs	7,334
Decrease in expenses		$47,334

Cash and Cash equivalents

Cash and cash equivalents consists of amounts that the Company has on deposit with a major commercial financial institution, which are insured by the Federal Deposit Insurance Company (“FDIC”) up to $250,000. The Company’s credit loss in the event of failure of these institutions is represented by the difference between the FDIC limit and the total amounts on deposit.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code (“Code”), commencing with our taxable year ending December 31, 2018. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes us to change our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

Revenue Recognition

We recognize rental income and other investment income as earned over the terms of the related leases and notes, respectively.

We have determined that all of our leases should be accounted for as operating leases. Our operating leases generally contain provisions for specified rent increases during the lifetime of the lease. Revenue under lease arrangements with minimum fixed and determinable increases is recognized over the non-cancellable term of the lease on a straight-line basis.

Escrow Deposit

The Company records deposits for purchases of property at cost.

Real Estate

Acquisitions of real estate are recorded at cost.  Depreciation is provided over the estimated useful life (40 years) using the straight-line method and intangible over the remaining lease term.

Purchase Price Assignment

The Company assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value.  Tangible assets consist of land and buildings.  Intangible assets and liabilities consist of the value of in-place leases and below market leases assumed with the acquisition. The Company assessed whether the purchase of the building falls within the definition of a business under ASC 805 and concluded that all asset transactions were an asset acquisition, therefore it was recorded at the purchase price, including capitalized acquisition costs, which is allocated to land and building based upon their relative fair values at the date of acquisition.

The fair value of the below market lease is the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease.  The capitalized below market lease values are amortized as an increase to rental income over the remaining term of the lease.

Intangible Assets

Debt Issuance Costs

Costs incurred related for the line of credit or other debt costs have been capitalized and are amortized over the term of the respective agreement using the straight-line method.  Amortization expense related to debt issuance costs were $6,915 for the six months ended June 30, 2018.

In-Place Leases

In-place lease assets and liabilities result when we assume a lease as part of a facility purchase or business combination. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases (including loss of rent, estimated commissions and legal fees paid in similar leases), and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases (referred to as Lease Intangibles). Lease Intangible assets and liabilities are classified as lease contracts above and below market value, respectively, in other assets and accrued expenses and other liabilities on our Consolidated Balance Sheets, and amortized on a straight-line basis as decreases and increases, respectively, to rental income over the estimated remaining term of the underlying leases. Should a tenant terminate the lease, the unamortized portion of the lease intangible is recognized immediately as income or expense. For additional information, see Note 4 – Intangibles.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of June 30, 2018 and June 30, 2017, there were no common stock dilutive instruments.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU creates a single, comprehensive revenue recognition model for all contracts with customers. The model is based on changes in contract assets (rights to receive consideration) and liabilities (obligations to provide a good or service). Revenue will be recognized based on the satisfaction of performance obligations, which occurs when control of a good or service transfers to a customer and enhanced disclosures will be required regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Either a retrospective or cumulative effect transition method, referred to as the modified retrospective method, is permitted. The impact from the adoption of this standard was immaterial to the consolidated financial statements for the full fiscal year 2018. The Company adopted ASU 2014-09 on January 1, 2018 using the modified retrospective method by recognizing the cumulative effect of initially applying the new standard as an increase to the opening balance of retained earnings. There was no impact from the cumulative effect adjustment for the six months ended June 30, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 will be effective for the Company beginning January 1, 2019. Early adoption of ASU 2016-02 as of its issuance is permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. As a result of the pending adoption of ASU 2016-02 and in connection with the pending adoption of ASU 2014-09, the Company may be required to record real estate tax revenues and an equal and offsetting real estate tax expense, as a result of our operators paying real estate taxes on our behalf. We are continuing to evaluate the other impacts of adopting ASU 2016-02 on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business. ASU 2017-01 clarifies that to be considered a business, the elements must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The new standard illustrates the circumstances under which real estate with in-place leases would be considered a business and provides guidance for the identification of assets and liabilities in purchase accounting. ASU 2017-01 is effective for periods beginning after December 15, 2017 and early adoption is permitted. The Company early adopted the new standard as of December 31, 2017 and accounted for the real estate acquisition during 2017 as an asset acquisition, not a business combination.

Note 3 – Investments in Real Estate

The Company’s real estate is comprised of the following:

	June 30, 2018	December 31, 2017 (Audited)
Property	$5,848,656	$2,432,570
Tenant improvement	246,765	146,765
Acquired lease intangible assets	121,017	121,017
Total	6,216,438	2,003700,352
Less: Accumulated depreciation and amortization	(107,244)	(45,654)
Total real estate, net	$6,109,194	$2,654,698

The purchase price of the asset acquisition was allocated to building based on management’s estimate.

Acquisitions:

During the six month period ended June 30, 2017 and June 30, 2018 respectively, the Company acquired the following retail properties:

Property and Location	Percent Acquired	Date of Acquisition	Purchase Price	Debt Assumed
7-Eleven - Washington, D.C.	100%	6/29/2017	$ 2,480,000	(1)(2)

Starbucks – Tampa, FL	100%	4/04/2018	$ 3,463,500	(2)

__________

(1)  This was an all-cash transaction by the Company

(2)  On April 4, 2018, the Company entered into a secured loan agreement for $3.7 million (secured by the two properties)

Our acquisitions were accounted for as an asset acquisition as the underlying property did not meet the definition of a business as the Company early adopted ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business.

The following table summarizes the aggregate purchase price assignment:

	Six Months June 30, 2018	Six Months June 30, 2017
Property	$2,115,112	$2,432,570
Acquired lease intangible asset - in-place lease	—	121,017
Acquired lease intangible liability - below market lease	—	(123,592)
Tenant improvements	100,000	146,765
Land	1,299,000	—
Total purchase price, including loan costs	$3,514,112	$2,576,760

Note 4 – Acquired Lease Intangible Asset, net

Intangible assets, net is comprised of the following:

	June 30, 2018	December 31, 2017 (Audited)
In-place lease	$121,017	$121,017
Less: Accumulated amortization	(13,833)	(6,918)
Total intangible assets, net	$107,184	$114,099

Note 5 – Acquired Lease Intangible Liability, net

Acquired lease intangible liability is comprised of the following:

	June 30, 2018	December 31, 2017 (Audited)
Acquired lease intangible liability	$123,592	$123,592
Less: recognized rental income	(14,124)	(7,062)
Total below market lease, net	$109,468	$116,530

Note 6 – Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors.

During the six months ended June 30, 2018, the Company received equity subscriptions for which $644,800 of funds have been received from investors and 128,960 shares of common stock have been issued. The Company incurred stock issuance costs of $141,901 of which $83,000 was accrued for as of June 30, 2018.

On February 13, 2018, our board of directors authorized a $0.10 per share cash dividend for shareholders of record of the Company’s common stock as of January 2, 2018. On March 31, 2018, the Company paid the dividend to its shareholders. David Sobelman, our president and founder and owner of approximately 56% of the Company’s common stock outstanding as of the record date, waived his right to receive a dividend for this period.

While we are under no obligation to do so, we expect to declare and pay dividends to our stockholders; our board of directors may declare a dividend as circumstances dictate. The issuance of a dividend will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum dividend, and our charter does not require that we issue dividends to our stockholders other than as necessary to meet IRS REIT qualification standards.

On April 26, 2018, the Company at a Special Meeting of the board of directors approved an extension of the offering period of the Company’s offering under form 1-A of Regulation A of the Securities Act of 1933 qualified by the Securities and Exchange Commission on February 29, 2016.  The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) July 1, 2018.

Note 7 – Related-Party Transactions

Amounts to be reimbursed to Mr. Sobelman, totaled $42,147 as of June 30, 2018 and $84,292 as of December 31, 2017. The remainder of these expenses will be reimbursed as per a verbal agreement between the Company and our President, due on demand, unsecured, without interest. In addition, the Company owed 3 Properties, LLC, a real estate brokerage firm owned by Mr. Sobelman, $2,805 for expenses paid for by 3 Properties on the Company’s behalf as of December 31, 2017 which was repaid during the first six months of June 30, 2018.

Note 8 – Leases

On June 29, 2017, the Company assumed the lease for a property it acquired through a wholly owned subsidiary of the Operating Partnership. The initial lease term runs from January 1, 2016 to March 31, 2026 (10 years) with an option to renew two 5 year terms for a total of 20 years. The lease includes a 10% rental increase every five years in the primary term, and during the renewal periods. As of the date of purchase, the lease had eight years and nine months on the initial term of the lease. The Company recognizes rental income on a straight-line basis over the term of the lease.

On April 4, 2018, the Company assumed the lease for the Starbucks – Tampa, Florida property. The initial lease term runs from April 2018 to March 2028 (10 years) with an option to renew four 5 year terms for a total of 30 years. The lease includes a 10% rental increase every five years in the primary term, and during the renewal periods. As of the date of purchase, the lease had ten years on the initial term of the lease. The Company recognizes rental income on a straight-line basis over the term of the lease.

Future Minimum Rents

The following table presents future minimum base rental cash payments due to the Company over the next six calendar years and thereafter as of June 30, 2018:

Future Minimum Base Rent Payments
December 31, 2018 (six months)	$150,000
December 31, 2019	300,000
December 31, 2020	300,000
December 31, 2021	309,000
December 31, 2022	312,000
December 31, 2023 (six months)	161,000
Thereafter	1,312,000
$2,844,000

Note 9 – Long-term debt and Other Financing Arrangements

In connection with the acquisition of the Starbucks – Tampa, Florida property, the Company entered into a secured loan agreement for $3.7 million (secured by the Company’s two properties).  The interest rate on the loan is calculated based on the one month London Interbank Offered Rate as published in the Money Rates section of the Wall Street Journal plus 225 basis points with principal payments based on an amortization calculation of 20 years.  Interest payments are due monthly and the loan  matures on April 4, 2020.

As of June 30, 2018, there is no availability on the $5,000,000 revolving line of credit the Company received in June 2017 from a commercial bank. The line is personally guaranteed by our president David Sobelman and matures in June 2019. The line is secured by the real property being purchased, and advances are limited to the lesser of 40% of the cost or 40% of the appraised value of any real property being purchased. The line bears interest at the 30-day LIBOR Rate plus 3.75%, and includes various financial and non-financial covenants.

Note 10 – Income Taxes

The Company performs an evaluation of the realizability of its deferred tax assets on a semi-annual basis.  The Company considers all positive and negative evidence available in determining the potential of realizing deferred tax assets, including the scheduled reversal of temporary differences, recent and projected future taxable income and prudent and feasible tax planning strategies.  The estimates and assumptions used by the Company in computing the income taxes reflected in the accompanying consolidated financial statements could differ from the actual results reflected in the income tax returns filed during the subsequent year. Adjustments are recorded based on filed returns when finalized or the related adjustments are identified.

Under ASC 740-10-30-5, Income Taxes, deferred tax assets should be reduced by a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (i.e., a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized. The Company considers all positive and negative evidence available in determining the potential realization of deferred tax assets including, primarily, the recent history of taxable earnings or losses. Based on operating losses reported by the Company during 2017 and 2016, the Company concluded there was not sufficient positive evidence to overcome this recent operating history. As a result, the Company believes that a valuation allowance is necessary based on the more-likely-than-not threshold noted above. The Company recorded a valuation allowance of approximately of $110,507 as of December 31, 2017 equal to its deferred tax asset as of December 31, 2017. The valuation allowance reflects the decrease in deferred tax assets resulting from the Tax Cuts and Jobs Act of 2017.

Note 11 – Commitments and Contingencies

None.

Note 12 – Subsequent Events

On July 1, 2018, the Company closed our common stock offering which was being offered to the public pursuant to a qualified Form 1-A offering statement under Regulation A.

On September 6, 2018, the board of directors authorized a $0.105 per share cash dividend for shareholders of record of the Company’s common stock as of August 31, 2018. The Company expects to pay this dividend on or before November 15, 2018. David Sobelman, the President and founder of Generation Income Properties, Inc. and owner of approximately 54% of the Company’s common stock outstanding, waived his right to a dividend for this period. The dividend amount that Mr. Sobelman would have received will be distributed pro-rata to the common shareholders.

On September 20, 2018, the Company through Generation Income Properties, L.P., our Operating Partnership, executed a Contribution and Subscription Agreement with HRES Providence, LLC. Under the terms of the agreement, our Operating Partnership will obtain a Family Dollar net lease property valued at approximately $2.6 million in Providence, Rhode Island in exchange for common units in Generation Income Properties, L.P., together with the assumption and refinancing of the property’s debt. Family Dollar is a subsidiary of Dollar Tree Stores, Inc. (NASDAQ: DLTR). The parties are currently in the due diligence phase and expect to close on the asset in the 4th quarter of 2018.

Item 4.   Exhibits

Exhibit Number	Description

2.1	Articles of Amendment and Restatement of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-A/A filed on January 28, 2016

2.2	Bylaws of Generation Income Properties, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2015

3.1	Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 16, 2015

3.2	Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.2 of our Form 1-A filed on September 16, 2015

3.3	Form of Stock Certificate, incorporated by reference to Exhibit 3.3 of our Form 1-A filed on September 16, 2015

3.4	Second Amended and Restated Founder Stock Purchase Agreement, incorporated by reference to Exhibit 3.4 of our Form 1-A POS Amendment 1 filed on March 29, 2018

3.5	Second Amended and Restated Ownership Limit Waiver Agreement, incorporated by reference to Exhibit 3.5 of our Form 1-A POS Amendment 1 filed on March 29, 2018

4.1	Form of Subscription agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2015

6.1	Form of Real Estate Purchase and Sale Agreement, incorporated by reference to Exhibit 6.1 of our Form 1-SA filed on September 29, 2017

6.2	Amended and Restatement Agreement of Limited Partnership of Generation Income Properties, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-A POS Amendment 1 filed on March 29, 2018

15.1	Appendix A Prior Performance Tables, incorporated by reference to Exhibit 15.1 of our Form 1-A/A filed on January 28, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Exact name of issuer as spelled in its charter:

GENERATION INCOME PROPERTIES, INC.

Date: October 1, 2018	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and	October 1, 2018
David Sobelman	Director (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)